Act: 1934
Section: 12(g)
Rule:
Public Availability: 9/13/2005

September 13, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Federal Home Loan Bank of Cincinnati
Incoming Letter dated September 13, 2005

Based on the facts presented in your letter, the Division of Corporation Finance concurs in the views expressed in your letter regarding the effect of voluntary registration under Section 12(g) of the Securities Exchange Act of 1934 on the treatment of the Federal Home Loan Bank of Cincinnati and its securities under the Securities Act of 1933, the Exchange Act and the Trust Indenture Act of 1939.

The Division of Market Regulation has asked us to inform you that, based on the facts presented in your letter, the Division of Market Regulation concurs in the views expressed in your letter regarding the effect of voluntary registration under Section 12(g) of the Exchange Act on the treatment of the Federal Home Loan Bank of Cincinnati and its securities under the Exchange Act.

The Division of Investment Management has asked us to inform you that, based on the facts presented in your letter, the Division of Investment Management concurs in the views expressed in your letter regarding the effect of voluntary registration under Section 12(g) of the Exchange Act on the treatment of the Federal Home Loan Bank of Cincinnati and its securities under the Investment Company Act of 1940.

The above positions are based solely on the facts presented in your letter. Any different facts or circumstances might require another conclusion. In particular, your letter and our response of course do not extend to situations where material information is omitted that would be necessary to be included to make the statements made, in light of the circumstances in which they are made, not misleading.




05066509

Sincerely,

Paula Dubberly
Associate Director – Legal



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

September 13, 2005

Nicholas L. Berning, Senior Vice President-Controller
Federal Home Loan Bank of Cincinnati
221 E. 4th Street, Suite 1000
Cincinnati, Ohio 45202

Re: Federal Home Loan Bank of Cincinnati

Dear Mr. Berning:

In regard to your letter of September 13, 2005, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Special Counsel

FEDERAL HOME LOAN BANK
OF CINCINNATI

September 13, 2005

Paula Dubberly
Associate Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Dubberly:

On behalf of the Federal Home Loan Bank of Cincinnati (the "FHLBank" and collectively with the other Federal Home Loan Banks, the "FHLBanks"), I am writing to express my appreciation for the time and counsel that you have provided to assist the individual FHLBanks in evaluating the issues pertaining to the registration of their capital stock under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Although we have not to date filed periodic reports with the Securities and Exchange Commission (the "SEC"), we have made available to our respective members a substantial amount of information through periodic disclosures. The Office of Finance, as agent for the FHLBanks, also provides substantial periodic disclosures about the FHLBanks individually and the FHLBank System as a whole in connection with our issuance of consolidated obligations in the debt markets.

Voluntary registration under the Exchange Act will subject the FHLBanks and their members to additional provisions of the Exchange Act and to the SEC's enforcement jurisdiction thereunder. In connection with the FHLBanks' voluntary registration of their capital stock under Section 12 of the Exchange Act and pursuant to the meetings and discussions we have had, we are seeking the Staff's concurrence with our view that voluntary registration will not cause any alteration of the existing treatment of the FHLBanks and the stockholders of FHLBanks with regard to whether:

- Securities issued or guaranteed by the FHLBanks or the Federal Housing Finance Board[1] are exempt securities under the Securities Act of 1933, as amended (the "Securities Act") and may be sold without registration under the Securities Act;

- Securities issued or guaranteed by the Federal Housing Finance Board or the FHLBanks, individually or through the Office of Finance, are exempted securities and government securities under the Exchange Act;

[1] The Finance Board has securities outstanding. The Finance Board ceased issuing securities in 2000. See Federal Housing Finance Board Resolution No. 2000-44 dated November 30, 2000.

221 E. 4th Street • Suite 1000 • Cincinnati, Ohio 45202 • 513-852-7500 • Fax: 513-852-7655
Mailing Address: P.O. Box 598 • Cincinnati, Ohio 45201-0598

- The FHLBanks are excluded from the definitions of "government securities broker" and "government securities dealer" under the Exchange Act;

- Debt securities issued or guaranteed by the FHLBanks are government securities for purposes of Rule 15c3-1(c)(2)(vi)(A) under the Exchange Act;

- Securities issued or guaranteed as to principal or interest by the FHLBanks are government securities for purposes of the Investment Company Act of 1940, as amended (the "Investment Company Act");

- The FHLBanks are agencies, authorities or instrumentalities of the United States for purposes of the Investment Company Act;

- Securities issued by the FHLBanks or on behalf of the FHLBanks are exempt from the Trust Indenture Act of 1939 and, in that respect, the Federal Reserve Banks may remain the fiscal agent of the FHLBanks, and no independent trustee is required, for any FHLBank securities;

- The FHLBanks are exempt from Section 14(a) in so far as it relates to securities issued by the FHLBanks;

- Transactions in FHLBank securities are exempt from rules governing tender offers under Regulation 14E; and

- Directors, officers and 10% stockholders of FHLBanks are exempt from Section 16 with respect to transactions in or ownership of FHLBank capital stock.

We are also seeking the Staff's concurrence with our view that, despite registration of the FHLBanks' capital stock under section 12(g) of the Exchange Act, the following Exchange Act requirements will be deemed inapplicable to the FHLBanks and the holders of FHLBank capital stock as they pertain to ownership of FHLBank capital stock:

- Registration and regulation of transfer agents under Section 17A as long as the individual FHLBank acts as the transfer agent for its stock registered under Section 12(g) of the Exchange Act and the individual FHLBank maintains shareholder records that: (1) are accurate and current; (2) are appropriately protected from alteration and physical harm; and (3) are retained for as long as the individual FHLBank acts as a transfer agent for such securities;

- Beneficial ownership reports pursuant to Sections 13(d) and 13(g);

- Issuer repurchases of equity securities subject to rules under Section 13(e):

- Rule 13e-1;
- Rule 13e-3; and
- Rule 13e-4;
- Reports by institutional investment managers pursuant to Section 13(f) with respect to FHLBank capital stock;
- Section 14(c) regarding information statements;
- Third party tender offers under Section 14(d) relating to the purchase of FHLBank capital stock;
- Accelerated filer status under Rule 12b-2;
- Disclosure of income (loss) from continuing operations per common share and cash dividends declared per common share under Item 301 of Reg. S-K;
- Disclosure of income (loss) per share under Item 302 of Reg. S-K;
- Statement setting forth the computation of per share earnings under Item 601(b)(11) of Reg. S-K;
- Disclosure of related party transactions pursuant to the requirements of Item 404 of Reg. S-K, but only to the extent that such transactions are in the ordinary course of business of the individual FHLBank;
- Member product and service agreements as exhibits under Item 601(b)(10)(ii)(A) of Reg. S-K but only to the extent that such agreements are in the ordinary course of business of the individual FHLBank;
- Disclosure of unregistered sales of common equity securities or securities issued through the Office of Finance under Item 701 of Reg. S-K;
- Disclosure of equity securities repurchases by the issuer under Item 703 of Reg. S-K; and
- The following Form 8-K reporting events:
    - With respect to the creation of an obligation under an off-balance sheet

arrangement involving the issuance of consolidated obligations for which an individual FHLBank is only contingently liable, there is no obligation to file a report on Form 8-K;

- The requirement to report the election of a new director shall not require an individual FHLBank to report the naming of an appointed director by the Finance Board; and

- Unregistered sales of equity securities.

We appreciate the Staff's recognition of the distinctive nature and status of the FHLBanks in the context of our becoming voluntary registrants under the Exchange Act. We recognize that, in the future, new rules, regulations, and pronouncements inevitably will be adopted by the SEC in order to improve corporate disclosure, protect investors and maintain the integrity of the securities markets. We look forward to working with you to ensure that any new initiatives are applied to the FHLBank in a manner that is appropriate. Our goal is to ensure that the disclosure in our periodic filings remains useful, timely and robust while recognizing the distinctive nature and status of the FHLBank System.

If you have any further questions or require additional information, please call me at 513-852-7576. If the Staff is inclined to deny the FHLBank's request, we would appreciate the opportunity to discuss with you, in advance of your formal written response, possible alternative ways in which the FHLBank may receive the requested relief.

Sincerely,



Nicholas L. Berning
Senior Vice President - Controller

cc: Carol M. McGee
Melvin S. Shotten, Taft, Stettinnius and Hollister LLP
Patricia O. Lowry, Taft, Stettinnius and Hollister LLP
Richard Bennett, PricewaterhouseCoopers LLP
Kim Jackson, PricewaterhouseCoopers LLP
David H. Hehman
Sandra E. Bell
Donald R. Able